Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	Source Atlantic, Inc.

Registration Statement on Form SB-2

Filed with the Securities and Exchange Commission on August 12, 2005

(Registration No. 333-121306)

Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Source Atlantic, Inc. (the “Company”) hereby applies for the withdrawal of its registration statement on Form SB-2, File No. 333-121306, which was filed on August 12, 2005 (the “Registration Statement”).

Such withdrawal is requested as the Company has decided to refocus its corporate strategy on other aspects of its business. As a result, the Company determined that it should withdraw the SB-2.

No sales of any of the Company’s securities have been completed and the Registration Statement has not been declared effective by the Commission. However, the Company may undertake a private offering in the future in reliance on Securities Act Rule 155(c).

Accordingly, the Company respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

Should you have any comments please contact the Company’s legal counsel, Richard I. Anslow at (732) 409-1212.

Very truly yours,

SOURCE ATLANTIC, INC.

By:	/s/ William B. McGowan
William B. McGowan
President